Exhibit 99.1

Earlyworks Closes Acquisition and Rebrands as Perpetuals.com (NASDAQ: PDC), Targeting the Multi-Trillion-Dollar Global Derivatives Market

TOKYO, Jan. 20, 2026 (GLOBE NEWSWIRE) -- via IBN -- Earlyworks Co., Ltd. today announced the successful completion of its acquisition of Perpetual Markets Ltd. Accordingly, the company has rebranded as Perpetuals.com Ltd. and its Nasdaq ticker symbol has changed to PDC, effective January 20, 2026.

The transaction integrates Perpetual Markets into Earlyworks. Perpetuals.com Ltd., as the combined company will be known, develops software solutions that merge traditional financial markets with blockchain-based crypto markets. The core product is its exchange software suite, Kronos X®, which enables regulated trading venues – including European Multilateral Trading Facilities (MTFs) – to operate with 24/7 self-clearing and blockchain-based settlement technology. With Kronos X®, regulated organized markets can now compete directly with crypto derivatives exchanges. Visit group.perpetuals.com for more information.

The founders of Perpetuals pioneered regulatory-approved stock tokens and have now developed next-generation software to operate within the internet of finance in a regulated and compliant manner. Perpetuals also intends to operate its own Multilateral Trading Facilities in Europe later in 2026. It intends to launch new kinds of tokenized products, including pre-IPO contract and tokenized structured products and options.

The combined business’s proprietary technology enables not only the operation of regulated financial and crypto services on blockchain infrastructure. It also leverages Perpetuals’ proprietary machine-learning system, trained on millions of retail trading data points, to help product issuers create innovative alternatives to the strictly regulated and often predatory Contract for Differences (CFD) and perpetual futures markets. Perpetuals aims to disrupt these markets entirely with its AI-enhanced products. Ultimately, this is intended to protect retail users from losses in these historically unfair and unethical trading environments.

Patrick Gruhn, who has joined the company as Co-Chief Executive Officer of Perpetuals, is a German-born serial entrepreneur, lawyer (LL.M.), software engineer, and fintech innovator with an MBA and advanced studies at institutions, including MIT. He co-founded DigitalAssets.AG, a pioneering tokenized assets platform acquired by the FTX Group, and previously served in leadership roles at FTX Europe. As Co-CEO of Perpetuals, Mr. Gruhn brings decades of experience in regulated digital finance, blockchain infrastructure, and ethical innovation.

Also as approved by the shareholders at their January 16, 2026, meeting, Matthew Nicoletti joined the Board of Directors as the chair of its Compensation Committee. Mr. Nicoletti brings over 15 years of capital markets experience, specializing in M&A, public listings, fintech structuring, regulatory compliance, and capital transactions structuring and has delivered substantial EBITDA growth for portfolio companies through his use of various proprietary methods and specialized insight. Perpetuals expects that Mr. Nicoletti will play a prime role in leading the company’s future expansion, growth in operations, and prospective market leadership.

Patrick Gruhn commented: “We appreciate the strong shareholder support demonstrated on January 16. With these approvals secured and the changes now effective under our new name and ticker symbol, we are integrating Perpetual Markets Ltd.’s platform and product suite into Perpetuals—aligning our corporate identity with our focus on delivering ethical, AI-powered trading solutions on a global scale.”

The global derivatives market, as measured by notional amounts outstanding, stood at $846 trillion at the end of June 2025, according to the Bank for International Settlements (BIS) derivatives statistics (bis.org/publ/otc_hy2512.htm). This figure underscores the enormous scale of the opportunity for innovative, blockchain-native platforms to bridge traditional finance and crypto derivatives.

About Perpetuals.com

Perpetuals.com (NASDAQ: PDC) is a financial technology company combining blockchain infrastructure and artificial intelligence to transform digital asset trading. The proprietary exchange platform operations of Perpetuals.com Group – founded by Patrick Gruhn, Robin Matzke, and Nayia Ziourti – are being integrated into the company’s proprietary blockchain solution to form Perpetuals.com.

Perpetuals.com develops and operates Kronos X®, a proprietary multi-asset exchange platform and blockchain-based settlement solution fully compliant with European regulations including MiFID II, MiCA, DORA, and EMIR. The company provides financial market infrastructure as a service from Equinix FR2 in Frankfurt, Germany, alongside Eurex and Xetra, enabling clients to operate 24/7 trading of crypto spot, derivatives, tokenized securities, and structured products. Kronos X® clients include CySEC-licensed Multilateral Trading Facilities with EU MTF equivalence recognized in the United States, Australia, and Hong Kong.

The Perpetuals.com team pioneered regulated tokenized financial products, including Pre-IPO contracts for Coinbase, Airbnb, and Robinhood—as reported by Forbes—as well as tokenized stocks traded on Binance, FTX, Bittrex, and other major exchanges. Building on machine learning analysis of millions of retail trade transactions, the company has developed AI-powered risk intelligence that predicts trading outcomes in real-time—optimizing derivatives hedging operations while enabling unprecedented client protection in prediction markets. A new prediction market system based on the proprietary AI model is planned to be announced in Q2 2026.

For more information, visit group.perpetuals.com.

Trademark Information: Kronos X® is a registered trademark in the European Union under filing number 019097099. Perpetuals.com™ is the subject of a pending trademark application in the European Union under filing number 019186468.

Forward-Looking Statements: This press release contains forward-looking statements as defined within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements set forth in the Company’s filings with the Securities and Exchange Commission. Words such as “expect”, “will”, “positions”, “advancing”, “aligning”, and other similar expressions may indicate forward-looking statements, though not all forward-looking statements contain such words. These statements reflect the Company’s current view with respect to future events, are subject to risks and uncertainties that could cause actual results to differ materially, including regulatory approvals, completion of the announced transaction, market conditions, and risks detailed in the Company’s SEC filings, and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political, and social uncertainties, and contingencies. Should one or more of these risks or uncertainties materialize, or should the assumptions set out by the Company underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. Individuals are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. These forward-looking statements are made as of the date of this press release and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.

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